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17017880

SEC Mail Processing Section

MAY 31 2017

Washington DC 408

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
~~8-2578~~ 8-25778

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/16 (Restated) (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Swartwood Hesse INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 Rt 284

(No. and Street)

Westtown	NY	10998
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

T Marshall Swartwood 845-726-0828

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liebman Goldberg & Hymowitz, LLP

(Name – *if individual, state last, first, middle name*)

595 Stewart Avenue	Suite 420 Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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SWARTWOOD HESSE, INC.

FINANCIAL STATEMENTS

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016
(Restated)

OATH OR AFFIRMATION

I, T. Marshall Swartwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Swartwood, Hesse Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Linda Torcivia

Notary Public

LINDA TORCIVIA
Notary Public, State of New York
No. 4899275
Qualified in Orange County
Commission Expires July 20, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWARTWOOD HESSE, INC.

December 31, 2016
(Restated)

CONTENTS

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of Swartwood Hesse Inc.

We have audited the accompanying statement of financial condition of Swartwood Hesse Inc. as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Swartwood Hesse Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swartwood Hesse Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 10 and 11 has been subjected to audit procedures performed in conjunction with the audit of Swartwood Hesse Inc.'s financial statements. The supplemental information is the responsibility of Swartwood Hesse Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 10 and 11 is fairly stated, in all material respects, in relation to the financial statements as a whole.



Liebman Goldberg & Hymowitz, LLP
Garden City, NY

February 24, 2017

Except for Notes 4 and 6 to which the date is May 16, 2017

SWARTWOOD HESSE, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2016
(Restated)

Assets

	Allowable	Non-Allowable	Total
Cash	$ 18,111	$ -	$ 18,111
Commission receivable	859	-	859
Receivables - other	-	731	731
Total assets	$ 18,970	$ 731	$ 19,701

LIABILITIES AND STOCKHOLDERS' EQUITY

	Aggregate Indebtedness Liabilities	Nonaggregate Indebtedness Liabilities	Total
Liabilities:			
Accounts payable and accrued expenses	$ 5,738	$ -	$ 5,738
Accrued taxes payable	950	-	950
Total liabilities	$ 6,688	$ -	6,688
Stockholders' Equity:			
Common stock - $.01 par value; voting; 100,000 shares authorized; 43,624 shares issued and outstanding			436
Additional paid-in capital			747,710
Accumulated deficit			(735,133)
Total stockholders' equity			13,013
Total liabilities and stockholders' equity			$ 19,701

The accompanying notes are an integral part of these financial statements.

SWARTWOOD HESSE, INC.

STATEMENT OF INCOME

For the year ended December 31, 2016
(Restated)

Revenues:		
Commission income	$ 9,246	
Consulting fees and financial advisory	37,000	
Total revenues		$ 46,246
Expenses:		
Automobile expense	1,903	
Consulting	6,519	
Professional fees	13,218	
Regulatory expenses	4,985	
Office expense and postage	1,726	
Dues and subscriptions	2,302	
Telephone	4,799	
Travel & Entertainment	3,954	
Utilities	2,972	
Total expenses		42,378
Income before provision for taxes		3,868
Provision for taxes		950
Net Income		$ 2,918

The accompanying notes are an integral part of these financial statements.

SWARTWOOD HESSE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2016
(Restated)

	Shares	$0.01 par value Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - January 1, 2016	43,624	$ 436	$ 747,710	$ (738,051)	$ 10,095
Net Income	-	-	-	2,918	2,918
Balance - December 31, 2016	43,624	$ 436	$ 747,710	$ (735,133)	$ 13,013

The accompanying notes are an integral part of these financial statements.

SWARTWOOD HESSE, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2016
(Restated)

Cash flows from operating activities:

Net income	$ 2,918
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Decrease in commission receivable	197
Decrease in receivables - other	2,117
Increase in accounts payable and accrued expenses	3,962
Increase in taxes payable	950
Total adjustments	7,226
Net cash provided by operating activities	10,144
Net increase in cash	10,144
Cash - beginning of year	7,967
Cash - end of year	$ 18,111

Cash paid during the year for:

Interest	$ -
Income taxes	$ 25

The accompanying notes are an integral part of these financial statements.

SWARTWOOD HESSE, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016
(Restated)

Note 1 - Organization:

Swartwood Hesse, Inc. (Company) was incorporated in the State of New York on January 1, 1981. The Company is engaged in securities trading and investment banking.

The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

On or about January 12, 2016, the company notified FINRA of the sale of 24.9% of the common stock owned by the principal shareholder to an unrelated third party.

Note 2 - Significant Accounting Policies:

Commissions:

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Securities Transactions:

Securities transactions (and related commission revenues and expenses) are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Cash Equivalents:

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalants.

Market Value of Securities:

Securities owned are stated at quoted market values with the resulting unrealized gains and losses reflected in the statement of income. Securities not readily marketable are valued at fair value as determined by management.

Equipment:

Equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

Note 2 – Significant Accounting Policies (continued):

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurements date.

- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Note 2 – Significant Accounting Policies (continued):

The table below shows the Company's fair value hierarchy at December 31, 2016

	Level 1
Cash	$ 18,111
	$ 18,111

The Company does not have any other financial assets or liabilities that are measured at fair value.

Recent Accounting Pronouncements:

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to the financial statements of the Company.

Note 3 – Equipment:

Equipment consists of the following:

		Useful Lives
Equipment	$2,374	3 yrs.
Less: Accumulated depreciation	2,374	
	$ -0-	

Note 4 – Income Taxes:

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, **Income Taxes.** Under that guidance the Company assesses the likelihood, based on their technical merit, the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The years open for tax examination are 2013 and subsequent. The provision for income taxes amounted to $600. for Federal and $350. for New York State.

Note 5 – Exemption from Rule 15c3-3:

The Company is exempt from Rule 15c3-3 based on paragraph (k)(2)(i) as it does not maintain customer's accounts and operates on a fully disclosed basis.

Note 6 - Net Capital Requirements:

The Company as a member of FINRA, is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c-3-1). This rule requires a maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity may not be withdrawn if the resulting net capital would exceed 10 to 1. The Company has elected to use the basic method permitted by the rules, which require the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness (as defined). As of December 31, 2016, the Company's regulatory net capital was $12,282 which was $7,282 in excess of its minimum requirement of $5,000 under SEC Rule 15c-3-1.

Note 7 – Subsequent Events:

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through May 16, 2017, the date the financial statements were available to be issued.

SWARTWOOD HESSE, INC.

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2016

(Restated)

SWARTWOOD HESSE, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

For the year ended December 31, 2016
(Restated)

Net Capital

Capital	$	13,013
Deductions and/or charges:		
Non-allowable asset - Receivables - other		731
Net capital before haircuts on securities positions		12,282
Haircut on securities		-
Net capital	$	12,282
Minimum net capital	$	5,000
Excess net capital	$	7,282
Aggregate indebtedness	$	6,688
Percentage of aggregate indebtedness to net capital ($6,688/$12,282)		54.45%

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II-A filing.

The accompanying notes are an integral part of these financial statements.

SWARTWOOD HESSE, INC.
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

Computation for Determination of Reserve Requirements and
Information Relating to Possession and Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016
(Restated)

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers.

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of Swartwood Hesse Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 exemption report, in which (1) Swartwood Hesse Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Swartwood Hesse Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Swartwood Hesse Inc. stated that Swartwood Hesse Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Swartwood Hesse Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Swartwood Hesse Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Liebman Goldberg & Hymowitz, LLP
Garden City, NY

February 24, 2017

SWARTWOOD HESSE, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1 BETWEEN THE UNAUDITED

FOCUS REPORT AND THE AUDITED FOCUS REPORT

December 31, 2016
(Restated)

Net Capital per unaudited focus report	$	13,233
Net Capital per audited focus report	$	12,282
Difference due to year-end adjustments as follows	$	951
Increase in expense accruals	$	1
Increase in tax accruals		950
Total	$	951

Swartwood Hesse, Inc

Rule 15c3-3 Exemption Report

December 31, 2016

(Restated)

Assertions Regarding Exemption Provisions

Swartwood Hesse, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240 17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed and exemption from 17 C,F,R, 240,15c3-3 under the following provisions of C.F.R.240.15c3-3 (k)(2)(i);
(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) thoughout the most recent fiscal year without exception.

Swartwood Hesse, Inc.

I, T. Marshall Swartwood, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



T. Marshall Swartwood

President